Filed Pursuant to Rule 433

Registration No. 333-132911

PRIVATE OFFERING NOTICE

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Callable Notes

Linked to the 30-Year/2-Year U.S. Dollar Constant Maturity Swap Rates

due September 2017

(the “Notes”)

US$1,000 original public offering price per unit

Private Offering Notice

Summary Terms

The Notes:

•        The Notes are designed for investors who expect that the 30-Year U.S. Dollar Constant Maturity Swap Rate (“CMS30”) will be equal to or greater than the 2-Year U.S. Dollar Constant Maturity Swap Rate (“CMS2”) during the term of the Notes, and who wish to receive quarterly interest income to the extent that it becomes payable, as described below.

•        The notes are callable (i.e., redeemable by ML&Co.) on and after March , 2009. Investors must be prepared to have their Notes redeemed on the first possible early redemption date.

•        Investors must accept the risk that (i) the Notes may yield a rate of return that is below the yield of ML&Co.’s traditional debt securities having comparable maturities and (ii) on and after March , 2009, the Notes may be redeemed by ML&Co.

•        For any quarter for which interest shall be payable on the Notes, we will pay such interest on the day of March, June, September and December, beginning in December 2007.

•           During each quarterly interest period, interest on the Notes will accrue at a fixed rate which will be between 6.50% and 7.50% per annum multiplied by the accrual feature. The actual fixed rate will be set forth in the final pricing supplement made available in connection with sales of the Notes.

•           The accrual feature will equal the number of calendar days during the applicable quarterly interest period in which CMS30 is equal to or greater than CMS2, divided by the number of calendar days during such quarterly interest period, provided that CMS30 and CMS2 on the seventh business day prior to the end of a quarterly interest period will be deemed to be the rate applicable to each of the seven business days prior to the end of such quarterly interest period. For calendar days that are not business days, the accrual feature calculation will use CMS30 and CMS2 from the last business day immediately preceding such calendar day.

•        100% principal protection on the maturity date or date of early redemption.

•        The Notes will not be listed on any securities exchange.

•        The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., will be part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.            .

•        The settlement date for the Notes is expected to be September    , 2007.

Payment on the maturity date:

•        Unless earlier redeemed, for each $1,000 principal amount per unit of the Notes, an investor will be paid on the maturity date an amount equal to the principal amount per unit, plus any accrued and unpaid interest.

Payment if the Notes are redeemed early:

•        The Notes may be redeemed by ML&Co. on any quarterly interest payment date on or after March    , 2009 upon at least five business days’ notice to the trustee. In the event the Notes are redeemed, the investor will receive a cash amount per unit equal to the $1,000 principal amount plus any accrued and unpaid interest to but excluding the date of redemption.

The Notes, the subject of the attached offering document (the “Offering Document”), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the “Company”).

No Prospectus (as defined in the EU Prospectus Directive) will be prepared in connection with the Notes. Accordingly, the Notes may not be offered to the public in any European Economic Area member state and any purchaser of the Notes who subsequently sells any of their Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive as implemented in that member state.

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.

PRIVATE OFFERING NOTICE

This Notice and the Offering Document have been provided by the Company for informational purposes only. Prospective investors should not treat the contents of this Notice or the Offering Document as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to the risk factors set forth on pages PS-6 to PS-8 and pages S-3 to S-4 of the MTN Prospectus Supplement included in the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited (“MLIB”), which is authorized and regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), which is handling the sale of the Notes, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor’s rights will be different than that of investors’ rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

(a)        The Notes are denominated in United States dollars. Investors that purchase Notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

(b)        The price and value of the Notes can fluctuate and may fall against the investor’s interest.

(c)        Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

(d)        Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of the Notes.

(e)        MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

(f)        Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.

The date of this Notice is August 30, 2007.

This Notice supplements the Preliminary Pricing Supplement, dated August 30, 2007 and the MTN Prospectus Supplement, General Prospectus Supplement and Prospectus, dated March 31, 2006.